AM
6/8/2004

04016776

[UNITED STAT]ES
[SECURITIES AND EXCHAN]GE COMMISSION
Washington, D.C. 20549

VF 6-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2004
WASHINGTON, D.C. 155 SECTION

SEC FILE NUMBER
8- 49279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephen A. Kohn & Associates, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 South Wadsworth Blvd., Suite 231
(No. and Street)

Lakewood	Colorado	80227
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Kohn (303) 984-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen A. Kohn & Associates, Ltd., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE S. SLACK
NOTARY PUBLIC
STATE OF COLORADO

MY COMMISSION EXPIRES
10/06/06

Nicole S. Slack
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN A. KOHN & ASSOCIATES, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2004

STEPHEN A. KOHN & ASSOCIATES, LTD.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Stephen A. Kohn & Associates, Ltd.

We have audited the accompanying statement of financial condition of Stephen A. Kohn & Associates, Ltd. as of March 31, 2004 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen A. Kohn & Associates, Ltd., as of March 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 24, 2004

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash and cash equivalents	$	20 251
Receivables:		
Commissions		25 507
Clearing broker		25 804
Securities owned, at market value		39 064
Computer equipment, net of accumulated depreciation of $1,494		298
Other assets		3 300
	$	**114 224**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	37 077
Commissions payable		40 319
Total liabilities		77 396
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, $.001 par value; 800,000 shares authorized; 800,000 shares issued and outstanding		800
Additional paid-in capital		164 900
Deficit		(128 872)
Total shareholder's equity		36 828
	$	**114 224**

The accompanying notes are an integral part of this statement.

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2004

REVENUE:		
Commissions and fees	$	677 240
Other income		43 249
Total revenue		720 489
EXPENSES:		
Commissions		474 161
Clearing expenses		5 126
General and administrative expenses		70 427
Occupancy and equipment expenses		54 099
Professional fees		102 212
Communications		12 779
Dues and assessments		14 936
Total expenses		733 740
NET LOSS	**$**	**(13 251)**

The accompanying notes are an integral part of this statement.

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2004

	Common Shares Shares	Common Shares Amount	Additional Paid-in Capital	Deficit
BALANCES, March 31, 2003	800 000	$ 800	$ 164 900	$ (115 621)
Net loss	-	-	-	(13 251)
BALANCES , March 31, 2004	**800 000**	**$ 800**	**$ 164 900**	**$ (128 872)**

The accompanying notes are an integral part of this statement.

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(13 251)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1 494
Increase in commissions receivable		(11 643)
Increase in securities owned, at market value		(12 543)
Decrease in other receivables		1 371
Increase in receivable from clearing broker		(34)
Decrease in other assets		18 758
Increase in accounts payable and accrued expenses		18 281
Decrease in commissions payable		(15 531)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(13 098)
CASH AND CASH EQUIVALENTS, at beginning of year		33 349
CASH AND CASH EQUIVALENTS, at end of year	**$**	**20 251**

The accompanying notes are an integral part of this statement.

STEPHEN A. KOHN & ASSOCIATES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stephen A. Kohn & Associates, Ltd., (the "Company") was incorporated in Colorado on April 23, 1996 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receive fees for investment banking activities.

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. For the year ended March 31, 2004, the Company has recorded proprietary transactions on a trade date basis. Commission revenue and related expenses have been recorded on a trade date basis.

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the company is a member.

The Company depreciates computer equipment using the straight line-method over a useful life of three years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company has an unused net operating loss carryforward as of March 31, 2004, of approximately $126,000 for income tax and financial reporting purposes, $19,000 expiring March 31, 2013, $6,000 expiring March 31, 2020, $64,000 expiring March 31, 2022 and the remainder expiring March 31, 2023.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2004, the Company had net capital and net capital requirements of $31,107 and $5,160. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.49 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the year ended March 31, 2004, the Company paid $11,109 to a related party for the use of a copier and automobile. At March 31, 2004, there is $15,000 included in accrued expenses which are due to this related party.

The Company has also entered into a noncancellable operating lease for office space which expires in August 2004. Future rental commitments under this lease are $15,878 for the year ended March 31, 2005. Rental expense for the year ended March 31, 2004 was $41,765.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a broker and deals primarily in stocks, bonds and mutual funds which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash, receivables, payables and other accrued liabilities are carried at amounts which approximate fair value due to their short maturities. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

STEPHEN A. KOHN & ASSOCIATES, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 MARCH 31, 2004

CREDIT:	
Shareholder's equity	$ 36 828
DEBITS:	
Non-allowable assets:	
Computer equipment, net	298
Other assets	3 300
Total debits	3 598
Net capital before haircuts on securities positions	33 230
Haircuts on securities positions and money market funds	2 123
NET CAPITAL	31 107
Minimum requirements of 6-2/3% of aggregate indebtedness of $77,396 or $5,000, whichever is greater	5 160
EXCESS NET CAPITAL	**$ 25 947**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 40 319
Accounts payable and accrued expenses	37 077
	$ 77 396
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.49 to 1**

See the accompanying Independent Auditors' Report.

STEPHEN A. KOHN & ASSOCIATES, LTD.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2004

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	14 032
Adjustments:		
Increase in revenue		5 280
Decrease in expense		1 529
Decrease in non-allowable assets		11 814
Increase in haircuts on securities		(1 548)
Total adjustments		17 075
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**31 107**

See the accompanying Independent Auditor's Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Stephen A. Kohn & Associates, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Stephen A. Kohn & Associates, Ltd. for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stephen A. Kohn & Associates, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Stephen A. Kohn & Associates, Ltd. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that Stephen A. Kohn & Associates, Ltd. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of March 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 24, 2004